ETF Managers Trust
30 Maple Street, 2nd Floor
Summit, New Jersey 07901
July 28, 2023
VIA EDGAR TRANSMISSION
Mr. Michael Republicano
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	ETF Managers Trust (the “Trust”)
File Nos. 333-182274 and 811-22310
Dear Mr. Republicano:
This correspondence responds to the additional comments you provided the Trust regarding a review by the staff of the Commission (the “Staff”) of the annual shareholder report filed on Form N-CSR for the Trust’s fiscal year ended September 30, 2022 (the “Annual Report”) with respect to the following series of the Trust (each, a “Fund” and collectively, the “Funds”):

S000038223	ETFMG Prime Junior Silver Miners ETF
S000047480	ETFMG Prime Cyber Security ETF
S000050191	ETFMG Prime Mobile Payments ETF
S000051172	ETFMG Alternative Harvest ETF
S000051284	BlueStar Israel Technology ETF
S000051348	Etho Climate Leadership U.S. ETF
S000053021	Wedbush ETFMG Global Cloud Technology ETF
S000053022	Wedbush ETFMG Video Game Tech ETF
S000058619	AI Powered Equity ETF
S000065810	ETFMG Sit Ultra Short ETF
S000067503	ETFMG Travel Tech ETF
S000068972	ETFMG Treatments, Testing and Advancements ETF
S000071726	ETFMG U.S. Alternative Harvest ETF
S000072014	ETFMG Prime 2x Daily Junior Silver Miners ETF
S000072016	ETFMG 2x Daily Travel Tech ETF
S000072019	ETFMG 2X Daily Alternative Harvest ETF
S000073455	ETFMG 2X Daily Inverse Alternative Harvest ETF
For your convenience, the comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comment 1.    With regards to the response to the Staff to Comment 1 provided on June 15, 2023, please explain the difference in dividend/distribution reporting for VALT within Notes 8 and 9. In Note 8 at the bottom of page 55, “tax charter of distributions paid” for VALT from Ordinary Income reports $2,064,413, but in Note 9 on page 56, the “Dividend Income” column reports $0.
Response:    The Trust notes that the ETFMG Sit Ultra Short ETF (“VALT”) positions held in the ETFMG Funds as a securities lending collateral investment are not held in the U.S. Bank N.A. custody accounts, but rather held in the securities lending accounts. Any income derived from this investment is recorded as securities lending income on the Statements of Operations. The Trust notes that on a going forward basis the classification as affiliated income versus nonaffiliated income will be identified.
Comment 2.    With regards to the response to the Staff to Comment 3 provided on June 15, 2023, the Staff notes for Note 9 for MJ, per Rule 12-14 of Regulation S-X, footnote 1 states: “Include in the footnote or schedule comparable information as to affiliates in which there was an investment at any time during the period even though there was no investment at the close of the period of report.” Please confirm if any of the companies held by MJ during the year ended September 30, 2022, where considered an affiliate “any time during the period.” Please consider revising the “*” footnote going forward.
Response:    The Trust notes that historically affiliated companies held at period end have been deemed to be reported as affiliated securities. The securities without the “*” were affiliates as of September 30, 2021 and securities with “*” were affiliates as of September 30, 2022. Going forward, the Trust will consider revising the footnote to the table.
Comment 3.    With regards to the response to the Staff to Comment 4 provided on June 15, 2023, please explain how the fee waiver is being accounted for in the financial statements.
Response:    The Trust notes that the fee waiver was inadvertently not accounted for in the September 30, 2022 (audited) and March 31, 2023 (unaudited) shareholder reports. The Trust notes that the omission of the fee waiver did not reach a level of materiality for the Fund. This omission has since been corrected in the Fund’s financial accounts and will be properly reflected in the Fund’s financial statements going forward.
Comment 5.    With regards to the response to the Staff to Comment 5 provided on June 15, 2023, please provide the ACS 810 completed to determine if the financial statements of MJUS should be consolidated with those of MJ.
Response:    Please see Appendix A.

*	*	*
If you have any questions regarding the above response, please do not hesitate to contact the undersigned at (414) 550-7433 or at kent.barnes@usbank.com.
Sincerely,
/s/ Kent Barnes
Kent P. Barnes
Vice President
U.S. Bancorp Fund Services, LLC
as Administrator for the Trust

Appendix A
ISSUE: SHOULD THE FINANCIAL STATEMENTS OF THE ETFMG U.S. ALTERNATIVE HARVEST ETF AND THE ETFMG ALTERNATIVE HARVEST ETF BE CONSOLIDATED FOR THE FISCAL YEAR-ENDED SEPTEMBER 30, 2022 AND THE PERIOD FROM OCTOBER 1, 2023 TO MARCH 31, 2023.
FACTS: At September 30, 2022 and March 31, 2023 ETFMG Alternative Harvest ETF (“MJ”) owned approximately 99% and 96%, respectively, of the issued and outstanding shares of ETFMG U.S. Alternative Harvest ETF (“MJUS”).
MJ (the “Fund”) seeks to provide investment results that, before fees and expenses, correspond generally to the total return performance of the Prime Alternative Harvest Index (the "Index"). The Fund uses a “passive” or indexing approach to try to achieve the Fund’s investment objective. The Fund uses a replication strategy. A replication strategy is an indexing strategy that involves investing in the securities of the Index in approximately the same proportions as in the Index. The Index is developed and owned by Prime Indexes (the “Index Provider”), and the Index is calculated and maintained by Solactive AG. The Index Provider is not affiliated with Solactive AG, the Fund, the Fund’s investment adviser, and the Fund’s distributor.
APPLICABLE GUIDANCE: ASC 810
Discussion: The purpose of consolidated financial statements is to present, primarily for the benefit of the owners and creditors or the parent, the results of operations and the financial position of a parent and all its subsidiaries as if the consolidated group were a single economic entity. There is a presumption that consolidated financial statements are more meaningful than separate financial statements and that they are usually necessary for a fair presentation when one of the entities in the consolidated group directly or indirectly has a controlling financial interest in the other entities. In determining whether to consolidate MJUS financial statements with those of MJ, the first determination to be made is whether the Variable Interest Entity (VIE) Model described in ASC 810 applies.
Under the VIE Model, a controlling financial interest in a VIE (MJUS) exists if the reporting entity (MJ) has both:
1.The power to direct the activities of the VIE (MJUS) that most significantly impact the VIE’s (MJUS) economic performance.
2.The obligation to absorb the losses or the rights to receive benefits that could be significant to the VIE (MJUS).
Finding: MJ has no power to direct the activities of MJUS as its investment in MJUS is completely passive. As a result, we can stop the consolidation analysis as it relates to the VIE Model.
Next, we must review the Voting Interest Model (VIM) described in ASC 810:
Under the VIM Model, MJ satisfies most of the considerations for consolidation except being able to deny that “other conditions exist that would indicate that control does not rest with the reporting entity.”
Finding: MJ has no power to direct or control the activities of MJUS as its investment in MJUS is completely passive and made in accordance with adhering to its investment objective to track an index designed by an unaffiliated index provider. As a result, we can stop the consolidation analysis as it relates to the VIM Model.
CONCLUSION:
MJ is not required to consolidate MJUS financial statements, with its financial statements, based upon the results of the above analysis of the guidance as set forth in ASC 810.
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